The Mallard Fund, Inc.
                                500 Grant Street
                                   Suite 2226
                              Pittsburgh, PA 15219


March 29, 2002


VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

      Re:   Mallard Fund, Inc.
            Registration Statement on Form N-2
            (File Nos. 811-07861 and 333-52584)
            -----------------------------------

Ladies and Gentlemen:

      On behalf of The Mallard Fund, Inc. (the "Fund"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the above-referenced Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission on December 22, 2000. The Fund has determined not to proceed with the offering. No securities were sold in connection with the offering.

      If you have any questions regarding this matter, please do not hesitate to contact Arthur J. Brown, Esq. of Kirkpatrick & Lockhart LLP, counsel to the Fund, at (202) 778-9046.


                                    Sincerely,

                                    /s/ Richard F. Berdik

                                    Richard F. Berdik
                                    Secretary and Treasurer


cc:   William S. Dietrich II
      The Mallard Fund, Inc.

      Arthur J. Brown, Esq.
      Kirkpatrick & Lockhart LLP